[TriZetto Letterhead]

October 23, 2005

Mr. Patrick Gilmore

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Additional Information Regarding Disclosures in Form 10-K and Forms 8-K—File No. 000-27501

Dear Mr. Gilmore:

In response to our conversation last Friday and after further consideration of our use of Adjusted EBITDA, attached is revised language regarding Adjusted EBITDA that we plan to include in substantial part in our press release to be issued on Tuesday, October 25th. Please let me know whether you have any further questions, comments or issues regarding this disclosure.

Please do not hesitate to call my office at (949) 719-2215 or my cell phone at (949) 322-1191. As noted before, we greatly appreciate your timely review and consideration of this matter.

Very truly yours,

/s/ James J. Sullivan

James J. Sullivan

General Counsel

Non-GAAP Financial Measures

In this press release and our other public statements in connection with this press release, we use the non-GAAP financial measure, “Adjusted EBITDA.” We define Adjusted EBITDA as net income (loss), excluding the impact of interest expense, income taxes, depreciation and amortization, charges for facilities closures and asset impairment, stock-based compensation expense and charges for expected future loss on contracts. We use Adjusted EBITDA to provide meaningful supplemental information regarding our operating performance and profitability by excluding certain expenses and expenditures that may not be indicative of our core business operating results. Because our capital structure, effective income tax rates, capitalized asset values and equity-based compensation levels are different than those of other companies, we believe that Adjusted EBITDA facilitates comparisons of our results of operations with those of other companies. Further, we believe that Adjusted EBITDA, which excludes certain factors which are not indicative of ongoing operations such as charges for facilities closures, asset impairment and future loss on contracts, can assist management and investors in assessing the financial operating performance and underlying strength of our core business. We use Adjusted EBITDA in our cash bonus program to evaluate management’s performance for compensation purposes, and we have agreed with our lender to maintain levels of an adjusted form of EBITDA as specified in financial covenants to our secured debt facility.

Adjusted EBITDA is not a recognized term under GAAP and should not be considered in isolation of, or as a substitute for, the information prepared and presented in accordance with GAAP. In addition, Adjusted EBITDA should not be considered as a measure of liquidity or free cash flow for management’s discretionary use, as it excludes certain cash requirements such as interest expense, income taxes, costs to replace depreciated or amortized assets, costs arising from certain facilities closures and losses on contracts. Because not all companies calculate Adjusted EBITDA identically, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. We compensate for these limitations by relying primarily on our GAAP results and use Adjusted EBITDA supplementally.

The following schedule provides a reconciliation of GAAP net income (loss) to Adjusted EBITDA for the periods indicated:

Three Months Ended September 30,
	2005	2004
Net income (loss)
Interest expense, net
Provision for income taxes
Operating depreciation and amortization
Amortization of other intangible assets
Amortization of deferred stock compensation
EBITDA
Loss on contracts, net (1)
Restructuring, impairment and other charges
Adjusted EBITDA

(1) During the fourth quarter of 2003, we decided to wind-down our outsourcing services to physician group customers and to discontinue our hosting and outsourcing services involving non-proprietary software products. We also negotiated a settlement regarding out-of-scope work for a large fixed-fee implementation projects. As a result, during the fourth quarter of 2003, we recorded a loss on contracts charge of $14.9 million, reflecting our estimate of future losses associated with our physician group contracts and this fixed-fee arrangement. This charge was excluded from Adjusted EBITDA for the fourth quarter of 2003. During 2004 and 2005, we made adjustments to the loss on contracts charge, as the efforts to complete the fixed fee contract and to wind-down our physician group business became better known to us. This resulted in a net reduction of the loss on contracts charge, and an increase to net income, of $1.4 million for 2004 and $2.9 million for the nine-month period ended September 30, 2005, which amounts were excluded from Adjusted EBITDA.